UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-35026

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Pacific Capital Bancorp

1021 Anacapa Street

Santa Barbara, CA 93101

Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management Compensation and Benefits Committee

Pacific Capital Bancorp Incentive and Investment and

Salary Savings Plan

Santa Barbara, California

We have audited the accompanying statements of net assets available for benefits of Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan (the Plan) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2009 were audited by other auditors whose report dated June 29, 2010 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hutchinson and Bloodgood LLP

Los Angeles, California

June 28, 2011

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
ASSETS
Investments, at fair value	$70,540,003	$67,078,066
Receivables:
Notes receivable from participants	2,218,988	2,126,405
Participant contributions	11,236	170,846
Employer contributions	—	89,409
Interest receivable	3,485	3,983
Dividend receivable	15,494	13,321

Total receivables	2,249,203	2,403,964

Net assets reflecting investments at fair value	72,789,206	69,482,030
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(174,239)	(60,707)

NET ASSETS AVAILABLE FOR BENEFITS	$72,614,967	$69,421,323

The accompanying notes are an integral part of these financial statements.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009

ADDITIONS
Investment income:
Net appreciation in fair value of investments	$6,330,734	$9,078,011
Interest, dividends and capital gain distributions	1,217,542	1,115,143

Net investment income	7,548,276	10,193,154
Interest income on notes receivable from participants	98,468	127,214
Contributions:
Participant	3,860,622	5,157,123
Employer	488,469	2,619,054
Rollover	538,955	123,189

Total contributions	4,888,046	7,899,366

Total additions	12,534,790	18,219,734
DEDUCTIONS
Benefits paid to participants	8,701,992	7,942,489
Administrative expenses	61,100	11,875

Total deductions	8,763,092	7,954,364

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	3,771,698	10,265,370
TRANSFERS OF ASSETS, NET	(578,054)	—
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	69,421,323	59,155,953

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$72,614,967	$69,421,323

The accompanying notes are an integral part of these financial statements.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2010

NOTE 1.        DESCRIPTION OF THE PLAN

The following description of Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers substantially all employees of Pacific Capital Bancorp (“the Company” and “Plan Sponsor”) who have attained age 18 and completed either 250 hours of service in a 90-day consecutive period or one year of service. In addition, employees become eligible to receive Company profit sharing contributions upon attaining age 18 and completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan’s net assets are held in a trust completely separate from the Company’s assets. In January 2010, the Company announced the suspension of the 401(k) match beginning March 1, 2010. Although it is the Company’s intention to continue to maintain the Plan, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

On July 2, 2010, the Plan was amended to allow employees to contribute after-tax monies into their 401(k) Savings accounts to allow participants to participate in the rights offering discussed below as it relates to the Company’s common stock, which is one of the Plan’s investment options.

On July 19, 2010, the Management Compensation and Benefits Committee of the Company resolved to merge the Employee Stock Ownership Plan and Trust (“ESOP”), an affiliated plan, and transfer the assets of the ESOP into the Plan and allow the Plan participants to exercise the stock rights they receive with respect to the Company common stock held in the ESOP. Refer to Note 7 “Transfers of Assets, Net” of these financial statements for additional disclosures.

The following events occurred during the year ended December 31, 2010, that impacted the Company’s common stock, which is one of the Plan’s investment options.

On August 31, 2010, pursuant to the terms of an Investment Agreement dated April 29, 2010, by and among the Company, Santa Barbara Bank and Trust, N.A. (“the Bank”) and SB Acquisition Company, LLC, a wholly-owned subsidiary of Ford Financial Fund, L.P. (the “Investor”), the Company issued to the Investor (i) 2,250,000 shares of common stock at a purchase price of $20.00 per share and (ii) 455,000 newly created shares of Series C Convertible Participating Voting Preferred Stock at a purchase price of $1,000 per share. The aggregate consideration paid to the Company by the Investor for these securities was $500 million in cash.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2010

NOTE 1.        DESCRIPTION OF THE PLAN - CONTINUED

On October 18, 2010, the Company commenced a Rights Offering pursuant to which Company shareholders of record on August 30, 2010 were entitled to purchase, in the aggregate, up to approximately 7.27 million shares of the Company’s common stock.

On December 28, 2010, the Company effected a 1-for-100 reverse stock split, reducing its authorized common shares from 5 billion to 50 million. All outstanding stock options and warrants to purchase stock, and their respective exercise prices, were adjusted for this reverse stock split.

Contributions

Participants may defer an amount equal to not less than one percent or no more than 80 percent of their Plan compensation, as defined in the Plan, through payroll deductions. Participants may also contribute as rollovers amounts representing distributions from other qualified defined benefit or contribution plans. The maximum employee deferral permitted by the Internal Revenue Code (“IRC”) for the years ended December 31, 2010 and 2009, was $16,500. Catch up contributions of $5,500 were available to participants who had attained age 50 or older by December 31, 2010 and 2009 and had not exceeded the contribution limit for the Plan year.

The Company may elect to make matching contributions under the safe harbor rules and regulations of the IRC equal to 100% of the first three percent of the participant’s compensation that he or she contributes to the Plan as deferral contributions, plus 50% of the next three percent of the participant’s compensation that is contributed to the Plan as deferral contributions. However, as mentioned above, the Company suspended the matching contribution beginning March 1, 2010. The Company may also make annual profit sharing and qualified non-elective contributions. There were no profit sharing or qualified non-elective contributions for the years ended December 31, 2010 and 2009.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings. Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investment chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2010

NOTE 1.        DESCRIPTION OF THE PLAN - CONTINUED

Vesting

Participants are immediately vested in their contributions, Company safe harbor matching contributions, and qualified non-elective contributions, plus actual earnings thereon. Vesting in the Company’s profit sharing contribution portion of their account is based on years of service. On December 21, 2006, the Company adopted a 2-6 year graded vesting schedule in accordance with the Pension Protection Act of 2007. The vesting schedule in effect for the years ended December 31, 2010 and 2009, is as follows:

Years of Service	Percentage Vested (%)

Less than 2	0
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

Notwithstanding the above, if a participant is employed by the Company on the date of (1) attaining normal or early retirement or (2) death, or has terminated employment by the reason of permanent disability, the Company profit sharing contributions become 100% vested without regard to years of service.

Notes Receivable from Participants

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participant’s account and bear interest at the Bank’s base lending rate. Principal and interest is paid ratably through payroll deductions or participant’s own personal checks. The repayment term of the loan is not to exceed five years, except for loans used to purchase the participant’s primary residence, which has a repayment term not to exceed 15 years. Upon termination of employment, all loans will immediately become due and payable. If a loan is not repaid within a reasonable time following termination of employment, the loan will be offset against the participant’s vested account balance.

Investment Options

Participants direct the investments of their deferrals, Company matching, profit sharing and qualified non-elective contributions into various investment options offered by the Plan. The Plan currently offers money market, common collective trusts, mutual funds, the Company common stock and self-directed accounts as investment options for participants. The self-directed account is comprised of assets invested at the direction of individual Plan participants.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2010

NOTE 1.        DESCRIPTION OF THE PLAN - CONTINUED

Benefit Payments

On termination of service, death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, a distribution in the form of an annuity, or installment payments. If a participant’s vested account is greater than $1,000 but less than $5,000, and if the participant does not elect to have a rollover into an eligible retirement plan or to receive a distribution directly, such account will be rolled over to an individual retirement plan designated by the Plan Administrator.

The Plan also allows participants to withdraw their employee deferral contributions at age 59-1/2 or upon experiencing a financial hardship as defined by the IRC. Such withdrawals are subject to applicable excise and income taxes, and may only be made with the approval of the Plan Administrator.

Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Forfeitures

Participants who are not 100% vested will forfeit the non-vested portion of the Company profit- sharing contributions upon termination of employment. Effective August 19, 2009, such forfeitures shall first be used to restore the forfeited accounts of reemployed participants, and if any forfeitures remain, shall first be allocated to pay for administrative or legal expenses of the Plan, then will be allocated among the accounts of participants who are eligible employees during the Plan year. Prior to August 19, 2009, forfeitures attributable to Company matching contributions were applied against the matching contribution obligations for any subsequent contribution period of the Company. Forfeitures attributable to profit-sharing contributions were allocated among the accounts of participants who are eligible employees during the Plan year. During 2010 and 2009, there were no forfeitures resulting from profit-sharing contributions. The remaining balance in the forfeiture account was $4,333 and $41,364 at December 31, 2010 and 2009, respectively.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2010

NOTE 2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with United States generally accepted accounting principles (“US GAAP”).

Certain amounts in the 2009 financial statements have been reclassified to be comparable with classifications used in the 2010 financial statements.

Estimates

The preparation of financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recent Accounting Pronouncements

During the year ended December 31, 2010, the following accounting pronouncements applicable to the Plan were issued or became effective:

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements (Topic 820), Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 enhances disclosure requirements under Accounting Standard Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, to include disclosure of transfers in and out of Level 1 and 2, and detail of activity in Level 3 fair value measurements. ASU 2010-06 also provides clarification of existing disclosure requirements pertaining to the level of disaggregation used in fair value measurements, and disclosures about inputs and valuation techniques used for both recurring and nonrecurring fair value measurements. The new guidance, except for the requirement to provide Level 3 activity on a gross basis, became effective for the Plan on January 1, 2010. Adoption of the new guidance did not have a material effect on these financial statements. The expanded disclosure requirements pertaining to Level 3 activity will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-09”). ASU 2010-09 addresses the interaction of the requirements of Subtopic 855-10 with the Securities and Exchange Commission’s (“SEC’s”) reporting requirements. The amendments in ASU 2010-09 provide that an entity that is an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. ASU 2010-09 also refines the scope of disclosure requirements pertaining to revised financial statements. The new guidance became effective for the Plan upon issuance. Adoption of the new guidance did not have a material effect on these Financial Statements.

Participant loans have historically been classified as investments and measured at fair value in the Plan’s statement of net assets available for benefits. However, in September 2010, the FASB issued ASU No. 2010-25, Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, (“ASU 2010-25”). ASU 2010-25 requires participant loans to be classified as notes receivable from participants and measured at their unpaid principal balances plus any accrued but unpaid interest. ASU 2010-25 is effective for years ended after December 15, 2010, with early adoption permitted. The guidance in ASU 2010-25 was initially adopted in the Plan’s 2010 financial statements and applied retrospectively.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan has adopted the fair value measurement and disclosure requirements in accordance with accounting standards, which defines fair value, establishes a framework for measuring fair value, establishes a three-level valuation hierarchy for disclosure of fair value measurement and enhances disclosure requirements for fair value measurements. The accounting standard does not require any new fair value measurements, but applies under other existing accounting pronouncements that require or permit fair value measurements. Refer to Note 4, “Fair Value Measurements,” of these financial statements for additional disclosures.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2010

NOTE 2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

The Charles Schwab Stable Value Fund (“the Fund”) is a common collective trust fund which invests in a diversified portfolio of stable assets. The investment contracts for the Fund are all fully benefit responsive at contract value. The Fund is recorded at fair value; however, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As a result, the difference between contract value and fair value of the Fund is reflected on the financial statements as “adjustment from fair value to contract value for fully benefit-responsive investment contracts”.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Realized and Unrealized Appreciation/(Depreciation)

Realized and unrealized appreciation/(depreciation) are based on the fair value of the assets at the end of the Plan year compared to the fair value of the assets at the beginning of the Plan year, or at the time of purchase for assets purchased or exchanged during the Plan year.

Administrative Expenses

The Company incurs certain expenses in administering the Plan, which are not passed on as expenses of the Plan. Administrative expenses charged to the Plan consist of transaction charges associated with self-directed investment, benefit payments and loan processing.

In addition, the Plan paid legal expenses in the amount of $30,276 during the Plan year ended December 31, 2010 to correct certain matching errors. There were no such legal expenses incurred in the prior year ended December 31, 2009.

The Company also pays Morton Capital Management, a registered investment advisor and a wholly-owned subsidiary of the Company, a quarterly fee for investment advisory services provided to the Plan. The quarterly fee is calculated at 15 basis points of total net Plan assets, excluding the value of the Company’s stock in the Plan and self-directed brokerage accounts.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2010

NOTE 3.        INVESTMENTS

The following presents investments of the Plan as of December 31, 2010 and 2009. Specific investments that represent 5% or more of the Plan’s net assets are separately identified with an asterisk.

	December 31,
	2010		2009
Money market funds	$34,621		$846
Common collective trust:
Charles Schwab Stable Value Fund	6,927,694	*	8,858,883	*
Mutual funds:
T. Rowe Price Retirement 2010 Adv	8,713,793	*	9,378,158	*
T. Rowe Price Retirement 2020 Adv	7,982,348	*	8,071,986	*
T. Rowe Price Retirement 2030 Adv	8,961,169	*	9,174,357	*
Other mutual funds	32,795,500		30,037,273
Self-directed accounts	1,447,779		1,118,920
Pacific Capital Bancorp common stock	3,677,099	*	437,643

Total investments	$70,540,003		$67,078,066

During the years ended December 31, 2010 and 2009, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated or depreciated in fair value as follows:

	December 31,
	2010	2009
Pacific Capital Bancorp common stock	$(708,757)	$(4,060,647)
Mutual funds	6,766,726	12,744,792
Common collective trust	201,047	257,795
Self-directed accounts	71,718	136,071

Net appreciation in fair value of investments	$6,330,734	$9,078,011

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2010

NOTE 4.        FAIR VALUE MEASUREMENTS

The accounting guidance for fair value establishes a framework for measuring fair value and establishes a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1	–	Observable quoted prices in active markets for identical assets and liabilities.

Level 2	–

Observable quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3	–

Model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2010

NOTE 4.        FAIR VALUE MEASUREMENTS - CONTINUED

The following methods and assumptions were used to estimate the fair value of each class of assets that are recognized at fair value. There have been no changes in the methodologies used as of December 31, 2010.

■	Money market funds: The carrying value approximates fair value.

■

Common collective trust: The Charles Schwab Stable Value Fund is the Plan’s common collective trust fund which invests in a diversified portfolio of stable assets which include, but are not limited to, units of collective trust funds consistent with the Fund’s objective of stable value, bonds, notes, alternative and synthetic guaranteed investment contracts as well as short-term money market instruments. In determining fair value for the common collective trust, the trustee considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts and, the likelihood of default by the issuer of an investment security. The fair value of the wrap contracts is determined using a discounted methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. Investments in units of collective trust funds and short-term investment funds are valued at their respective net asset values as reported by the funds daily. Short-term money market investments are stated at amortized cost, which approximates fair value. Participant-directed redemptions will be distributed within 30 days at contract value; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund at contract value or it may receive the fair value of its proportionate share of the fund upon earlier distribution.

■	Mutual funds: Valued using quoted market prices, which represents the net assets value of shares held by the Plan at year-end.

■

Self-directed accounts: Consisted of cash, common stocks, mutual funds and unit investment trusts. The carrying value of cash approximates fair value. Common stocks, mutual funds and unit investment trusts are value using quoted market prices, which represents the net assets value of shares held by the Plan at year-end.

■	Pacific Capital Bancorp common stocks: Valued using quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in different fair value measurements as of the reporting date.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2010

NOTE 4.        FAIR VALUE MEASUREMENTS - CONTINUED

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009.

	December 31, 2010	Recurring Fair Value Measurements at Reporting
		Quoted prices in active markets for identical assets (Level 1)	Active markets for similar assets (Level 2)	Unobservable inputs (Level 3)
Investments:
Money market funds	$34,621	$34,621	$—	$—
Common collective trust	6,927,694	—	6,927,694	—
Mutual funds:
Equity – domestic	17,852,959	17,852,959	—	—
Equity – international	5,185,317	5,185,317	—
Specialty	1,231,860	1,231,860	—	—
Bonds	6,799,999	6,799,999	—	—
Balanced	27,382,675	27,382,675	—	—
Self-directed accounts	1,447,779	1,447,779	—	—
Pacific Capital Bancorp common stock	3,677,099	3,677,099	—	—

Total investments, at fair value	$70,540,003	$63,612,309	$6,927,694	$—

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2010

NOTE 4.        FAIR VALUE MEASUREMENTS - CONTINUED

		Recurring Fair Value Measurements at Reporting
	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Active markets for similar assets (Level 2)	Unobservable inputs (Level 3)
Investments:
Money market funds	$846	$846	$—	$—
Common collective trust	8,858,883	—	8,858,883	—
Mutual funds:
Equity – domestic	17,124,778	17,124,778	—	—
Equity – international	4,680,851	4,680,851	—	—
Specialty	819,944	819,944	—	—
Bonds	5,891,205	5,891,205	—	—
Balanced	28,144,996	28,144,996	—	—
Self-directed accounts	1,118,920	1,118,920	—	—
Pacific Capital Bancorp common stock	437,643	437,643	—	—

Total investments, at fair value	$67,078,066	$58,219,183	$8,858,883	$—

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2010

NOTE 5.        PART-IN INTEREST TRANSACTIONS

Certain Plan investments are invested in Charles Schwab mutual funds managed by an affiliate of Charles Schwab Trust Company. Fees paid by the Plan to Charles Schwab for the investment management services amounted to $30,824 and $11,875 for the years ended December 31, 2010 and 2009, respectively.

In addition, the Plan invests in a unitized common stock fund of Pacific Capital Bancorp, the Plan Sponsor. This fund is comprised of a short-term investment fund component and shares of common stock. During the years ended December 31, 2010 and 2009, the Plan’s investment activities and valuation of this fund were approximately as follows:

	December 31,
	2010	2009
Purchases	$14,126,524	$944,473
Sales	(9,696,929)	(1,169,608)
Net appreciation/(depreciation) and dividends	(708,757)	(4,060,647)
Ending investment value	3,677,099	437,643

NOTE 6.        TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated May 23, 2008 stating that the form of the plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2010-6 and 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since adopting the non-standardized prototype plan. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan Sponsor has also indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC in the event of noncompliance.

NOTE 7.        TRANSFERS OF ASSETS, NET

Transfer from Employee Stock Ownership Plan and Trust

During 2010, $1,962,441 of participant account balances of ESOP was transferred to the Plan. There were no transfers into the Plan during 2009. In accordance with the provisions of the IRC, when employees have been participating in an ESOP for at least ten years and have attained the age of 55, the Company is required to permit those “qualified” employees to diversify the assets that are held in their accounts. For those employees electing to diversify under these provisions, the proceeds from the sale of the Company’s common stock may be used to purchase any of the investment options offered by the Plan. These participants are immediately vested in their account balances.

In connection with the Rights Offering described in Note 1, “Description of the Plan,” of these financial statements, the Compensation Committee of the Company resolved on July 19, 2010, to merge the ESOP and transfer the ESOP’s assets into the Plan. As result, the ESOP was dissolved effective August 27, 2010.

Transfer to Santa Barbara Tax Products Group 401(k) Savings Plan

On January 14, 2010, the Company entered into a Purchase and Sale Agreement with Santa Barbara Tax Products Group, LLC (“SBTPG”), pursuant to which SBTPG agreed to purchase the Company’s assets of the Refund Anticipation Loan and Refund Transfer Programs (“RAL and RT Programs”) segment, including the fixed assets, uncollected loans, contract with tax preparers, and customer lists. In connection with this sale, a total of $2,540,495 of participant account balances from employees of the RAL and RT Programs segment were transferred from the Plan to SBTPG’s 401(k) Savings Plan.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2010

NOTE 8.        RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9.        PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 10.      SUBSEQUENT EVENTS

The Plan has evaluated subsequent events and transactions that have occurred after December 31, 2010 through June 28, 2011, the date which the accompanying financial statement were available to be issued.

On February 10, 2011, the Company announced that it will be reinstating the Company match effective January 1, 2011. The annual match is discretionary, and the match percentage may be up to 50% of contribution up to a maximum of 6% of compensation. The Plan Sponsor has estimated the 2011 Company match to be approximately $1.4 million.

On December 20, 2010, The Plan received a letter from Department of Labor indicating that the Plan has been selected for limited review. The review consisted primarily of an on-site examination of Plan records for the period of January 1, 2007 through the present date. The on-site examination began on February 14, 2011 and is still in process. There have been no findings communicated to the Plan Administrator through the issuance of these financial statements.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2010

NOTE 11.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Company’s 2010 and 2009 Form 5500 were prepared under the accrual basis method. The Plan’s financial statements report the fair value for fully benefit-responsive investment contracts with an adjustment to record the Plan’s net assets at contract value for such investments. The net assets per the Form 5500, reflect the fair value of fully benefit-responsive investment contracts.

The following is a reconciliation of net assets available for benefits as of December 31, 2010 and 2009, as reported on the financial statements and Form 5500:

	December 31,
	2010	2009
Per financial statements	$72,614,967	$69,421,323
Fair value adjustment for fully benefit-responsive investment contracts	174,239	60,707

Per Form 5500	$72,789,206	$69,482,030

The following is a reconciliation of the net increase in net assets available for benefits for the year ended December 31 as reported on the financial statements and Form 5500:

	Year Ended December 31,
	2010	2009
Per financial statements	$3,771,698	$10,265,370
Fair value adjustment for fully benefit-responsive investment contracts	113,532	422,208

Per Form 5500	$3,885,230	$10,687,578

Supplemental Schedule

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

EIN: 95-3673456

Plan No. 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*	Charles Schwab Trust Company	Schwab US Treasury Money Fund	**	$34,621

*	Charles Schwab Stable Value Fund	Common/Collective Trust	**	6,927,694
	Absolute Opportunity Institutional	Mutual Fund	**	245,774
	American Funds Washington Mutual R4	Mutual Fund	**	1,184,518
	Cohen & Steers Realty Shares	Mutual Fund	**	203,938
	Fairholme Fund	Mutual Fund	**	3,413,092
	First Eagle Overseas A	Mutual Fund	**	331,753
	FPA New Income Fund	Mutual Fund	**	798,801
	Growth Fund of America R3	Mutual Fund	**	2,149,466
	Harbor International Ret	Mutual Fund	**	824,651
	JP Morgan High Yield Fund Sel	Mutual Fund	**	393,795
	Keeley Small Cap Value Fund	Mutual Fund	**	211,748
	Leuthold Asset Allocation	Mutual Fund	**	211,850
	Loomis Sayles Bond Ret	Mutual Fund	**	2,012,093
	Masters Sel Smaller Companies	Mutual Fund	**	3,302,752
	Masters Select Equity	Mutual Fund	**	588,617
	Masters Select International Fund	Mutual Fund	**	2,508,778
	Mutual Beacon CLA	Mutual Fund	**	1,630,279
	PIMCO All Asset Authority D	Mutual Fund	**	154,052
	PIMCO Total Return Fd Class D	Mutual Fund	**	3,166,228
	PRIMECAP Odyssey Growth	Mutual Fund	**	784,769
	Schneider Value Fund	Mutual Fund	**	473,275
*	Schwab Core Equity Fund	Mutual Fund	**	107,286
*	Schwab Hedged Equity Fund	Mutual Fund	**	127,897
*	Schwab International Index FD	Mutual Fund	**	354,451
*	Schwab S&P 500 Index Fund	Mutual Fund	**	3,385,864
*	Schwab Small-Cap Index Fund	Mutual Fund	**	621,293
	T. Rowe Price Emerg Mkts Stk Fund	Mutual Fund	**	1,165,684
	T. Rowe Price New Era Fund	Mutual Fund	**	654,251
	T. Rowe Price Retirement 2010 Adv	Mutual Fund	**	8,713,793
	T. Rowe Price Retirement 2020 Adv	Mutual Fund	**	7,982,348

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	T. Rowe Price Retirement 2030 Adv	Mutual Fund	**	8,961,169
	T. Rowe Price Retirement 2040 Adv	Mutual Fund	**	232,083
	T. Rowe Price Retirement 2050 Adv	Mutual Fund	**	222,976
	T. Rowe Price Retirement Inc Adv	Mutual Fund	**	904,404
	T. Rowe Price Spectrum Income	Mutual Fund	**	429,082
*	Pacific Capital Bancorp	Plan sponsor common stock	**	3,677,099
*	Participant Loans	Interest rates ranging from 3.25% to 10.00%, maturing on various dates through April 2025	—	2,218,988
	Personal Choice Retirement Accounts	Self-directed brokerage accounts	**	1,447,779

				$72,758,991

*	Party-in-interest transactions as defined by ERISA.
**	Cost omitted in accordance with Department of Labor’s reporting requirements for participant-directed accounts.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan (Name of Plan)

Date: June 29, 2011	/s/ Mark K. Olson
Mark K. Olson Chief Financial Officer